Quaterra Resources Awards Contract for the Further Advancement of its MacArthur
Oxide Copper Project in Yerington, Nevada

October 27, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the  "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce that it  has awarded McClelland Laboratories, Inc. ("McClelland") a key contract to support the advancement of the MacArthur oxide copper project.

McClelland has been appointed to complete the metallurgical testing program of the 12 ton (11 tonne) representative sample collected in the 2021 drilling campaign (see news release dated October 6, 2021, "Quaterra Resources Announces Positive Assay Results at MacArthur Copper Project, Nevada and Potential for Resource Expansion"). McClelland will perform variability testing on fifteen leach columns through Q2 2022 in order to further validate the metallurgical parameters to be utilized in the MacArthur Pre-Feasibility Study ("PFS").

McClelland, based in Sparks, Nevada, maintains a 44,000 square-foot facility and has been a leader in servicing the mining industry for over 33 years.

Quaterra CEO Travis Naugle states, "We are very pleased to have engaged with a leading Nevada-based contractor to advance a key aspect of the MacArthur PFS so soon after the recently announced oversubscribed private placement. We look forward to continuing with further important steps on the MacArthur oxide copper project."

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold development and exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its MacArthur oxide copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Technical information contained in this news release has been reviewed and approved by Travis Naugle, MMSA QP, the Company's CEO and a director, and a qualified person as defined in National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.